SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                   Labtec Inc.
                                   -----------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   505450 20 5
                                  ------------
                                 (CUSIP Number)

   Rodger R. Krouse                        Michael Weinsier, Esq.
   Sun Multimedia Advisors, Inc.           Jenkens & Gilchrist Parker Chapin LLP
   5355 Town Center Road, Suite 802        405 Lexington Avenue
   Boca Raton, Florida 33486               New York, NY 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 7, 2001
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Sun Multimedia Partners, L.P.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             Delaware

--------------------------------------------------------------------------------

                      7.       Sole Voting Power                  1,936,861
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                  354,622
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power             1,936,861
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power             354,622
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,291,483
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   57.1%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    PN


--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Sun Multimedia Advisors, Inc.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------
                      7.       Sole Voting Power                          0
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                2,291,483
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power           2,291,483
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,291,483
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   57.1%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    CO

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Sun Venture Capital Partners I, L.P.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                     95,300
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                        0
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                95,300
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power                   0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               95,300
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   2.4%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    PN

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Sun Venture Capital Advisors, Inc.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                   95,300
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power              95,300

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               95,300
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   2.4%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    CO

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Marc J. Leder
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                2,391,783
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power           2,391,783
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,391,783
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   59.5%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    IN

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Rodger R. Krouse
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                          0
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                2,391,783
                      ----------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------
Person With
                      10.      Shared Dispositive Power           2,391,783
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,391,783
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   59.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    IN

                                  Introduction
                                  ------------

         This Amendment No. 3 to Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by Sun Multimedia Partners, L.P., a Delaware limited partnership ("Multimedia Partners"), Sun Multimedia Advisors, Inc., a Delaware corporation ("Multimedia Advisors"), Sun Venture Capital Partners I, L.P., a Delaware limited partnership ("Venture Partners"), Sun Venture Capital Advisors, Inc., a Delaware corporation ("Venture Advisors"), Marc J. Leder, an individual, and Rodger R. Krouse, an individual with respect to their beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Labtec Inc., a Massachusetts corporation (the "Company" or "Labtec"). Multimedia Partners, Multimedia Advisors, Venture Partners, Venture Advisors and Messrs. Leder and Krouse are collectively referred to as the "Reporting Persons."

         Multimedia Partners and Multimedia Advisors and Messrs. Leder and Krouse filed a Schedule 13D on December 3, 1998 (the "Original Schedule 13D"). The same Reporting Persons filed Amendment No. 1 to the such Schedule 13D on March 5, 1999 ("Amendment No. 1") and filed Amendment No. 2 to such Schedule 13D on February 10, 2000 ("Amendment No. 2"). The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is referred to as the "Schedule 13D."

         Since Amendment No. 2, Venture Partners acquired certain shares of Common Stock described below.


         Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Sun Multimedia Partners, L.P., a Delaware limited partnership ("Multimedia Partners"), Sun Multimedia Advisors, Inc., a Delaware corporation ("Multimedia Advisors"), Sun Venture Capital Partners I, L.P., a Delaware limited partnership ("Venture Partners"), Sun Venture Capital Advisors, Inc., a Delaware corporation ("Venture Advisors"), Marc J. Leder, an individual, and Rodger R. Krouse, an individual (collectively, the "Reporting Persons"). Messrs. Leder and Krouse, directors of Labtec, each owns 50% of the capital stock of Multimedia Advisors and Venture Advisors, which are the general partners of Multimedia Partners and Venture Partners, respectively, and as a result, may each be deemed to control Multimedia Partners, Multimedia Advisors, Venture Partners and Venture Advisors.

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act.

         (b) The principal business address of each of the Reporting Persons is 5355 Town Center Road, Suite 802, Boca Raton, Florida 33486.

         (c) Messrs. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of companies.

         Multimedia Partners, Venture Partners, Advisors and Venture Advisors are each principally engaged in making investments.

         (d) During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Leder and Krouse are each citizens of the United States. Each of the other Reporting Persons was organized under the laws of the state of Delaware.


Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used in acquiring the 95,300 shares by Venture Partners, referred to in Item 5 was approximately $654,000. The purchase price of the shares was paid from the working capital account of Venture Partners.

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         On February 7, 2001, the Company and Logitech International S.A., a Swiss corporation ("Logitech"), announced that they had entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Logitech, Logitech Inc., a California corporation and a wholly-owned subsidiary of Logitech ("Logitech Subsidiary"), and Thunder Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Logitech Subsidiary ("Merger Sub").

         A copy of the press release dated February 7, 2001 announcing the Offer, the Merger and the Merger Agreement has been filed with the Securities and Exchange Commission (the "Commission") by the Company as Exhibit 99.1 to the Current Report on Form 8-K of the Company dated February 7, 2001 (date of earliest event reported) as filed with the Commission on February 15, 2001 (the "Form 8-K"). A copy of the Merger Agreement has been filed with the Commission by the Company as Exhibit 2.1 to the Form 8-K. The Merger Agreement and the Press Release are hereby incorporated herein by reference as Exhibits 2 and 3, respectively. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.

         The Merger Agreement provides that Merger Sub will commence an exchange offer (the "Offer") for all of the outstanding shares Common Stock at a purchase price of (1) $11.00 per share, net to the seller in cash, and (2) a fraction of an American depositary share of Logitech (each, a "Logitech ADS") equal to $7.00 divided by the average closing bid price of a Logitech ADS as reported by Bloomberg Financial Markets (or such other source as the Company and Logitech shall agree) on the 20 consecutive trading days ending on the trading day that is three business days prior to the day on which the Offer actually expires, but will not be less than 0.2234 of a Logitech ADS (if such average closing bid price exceeds $31.34) or more than 0.2730 of a Logitech ADS (if such average closing bid price is less than $25.64), upon the terms and subject to the conditions set forth in the Merger Agreement.

         The Merger Agreement also provides that, as soon as practicable after the satisfaction or waiver of certain conditions, including regulatory approvals and the acceptance by Merger Sub for payment of all Shares validly tendered and not withdrawn pursuant to the Offer, and in accordance with the Massachusetts Business Corporation Law, Merger Sub will be merged with and into the Company (the "Merger"), with The Company surviving as a wholly-owned subsidiary of Logitech Subsidiary. At the effective time of the Merger, each Share outstanding (other than Shares owned by Logitech, Logitech Subsidiary, Merger Sub or any other subsidiary of Logitech) will be converted into the right to receive the same amount of cash and fraction of a Logitech ADS that is being offered in the Offer.

         The Merger Agreement also provides that, upon the acceptance for payment of shares of Common Stock pursuant to the Offer, Logitech will be entitled to designate a number of directors (rounded up to the next whole number) to the Company's board of directors that equals the product of (1) the total number of directors on the Company's board of directors and (2) the percentage that the number of shares beneficially owned by Logitech and Merger Sub bears to the total number of outstanding shares of Common Stock.

         The Merger Agreement also provides for both Multimedia Partners and Venture Partners to enter into a Stockholder Agreement (as defined and on the terms set forth below).

         On February 7, 2001, Multimedia Partners and Venture Partners both entered into a Stockholder Agreement (the "Stockholder Agreements"). The form of the Stockholder Agreements is attached as Exhibit A to the Merger Agreement and is incorporated by reference herein. The following description of the Stockholder Agreements is qualified by reference to Exhibit A to the Merger Agreement incorporated herein by reference.

         The Stockholder Agreement provide that Multimedia Partners and Venture Partners will, among other things, (1) tender their shares of Common Stock in the Offer and (2) vote their shares of Common Stock to approve the Merger Agreement and the Merger and against other business combination transactions involving Labtec and to grant to Logitech an irrevocable proxy in connection therewith. The Stockholder Agreement to which Multimedia Partners is a party also provides that Multimedia Partners will exercise any rights it has under the KBMF Agreement (as defined and described in "Item 6" below) to cause the KB Mezzanine Fund II, L.P. ("KBMF") to tender and/or vote all shares of Common Stock over which KB has control in the same manner that Multimedia Partners is required to do so under such Stockholder Agreement.

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each member of the group, or an aggregate 2,391,783 shares of Common Stock of the Company (which includes 5,000 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options). This constitutes beneficial ownership of 59.5% of the Common Stock.

         (b) The following information concerns the nature of each Reporting Person's beneficial ownership of the Common Stock:

                                                    Sole power to vote or direct     Shared power to vote or direct
                                                   the vote/sole power to dispose   the vote/shared power to dispose
                                                             or direct                         or direct
Name                                                      the disposition                    the disposition
----                                                      ---------------                    ---------------
Sun Multimedia Partners, L.P.                                 1,936,861                           354,622 (1)
Sun Multimedia Advisors, Inc.                                         0                         2,291,483
Sun Venture Capital  Partners I, L.P.                            95,300                                 0
Sun Venture Capital  Advisors, Inc.                                   0                            95,300
Marc J. Leder                                                         0                         2,391,783 (2)
Rodger R. Krouse                                                      0                        2,391,7832 (2)
---------------

1        Shares owned by KBMF (See "Item 6" below).

2 Includes 354,622 shares owned by KBMF (See "Item 6" below) and 5,000 shares of Common Stock issuable upon exercise of vested and exercisable options.

         (c) The following is a schedule of the transactions of Venture Partners in the Common Stock effected since the previous filing:

    Date of                          Number of Shares
    -------                          ----------------
 Transaction                   Acquired              Disposed of         Price        Nature of Transaction
 -----------                   --------              -----------         -----        ---------------------
        3/23/00                   7,500                    0             $7.25        Open market acquisition
        4/07/00                   7,000                    0             $7.25        Open market acquisition
        4/11/00                  10,000                    0             $7.25        Open market acquisition
        4/19/00                  25,000                    0             $7.00        Open market acquisition
        4/28/00                  30,000                    0             $6.63        Open market acquisition
        5/24/00                   8,000                    0             $6.60        Open market acquisition
         6/7/00                   7,800                    0             $6.38        Open market acquisition

         (d) Except to the extent that Logitech, Logitech Subsidiary or Merger Sub may receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons upon the acquisition by Logitech Subsidiary of such shares pursuant to the Stockholder Agreements, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Company, Multimedia Partners and KBMF have entered into a Stockholder Agreement (the "KBMF Agreement") dated September 28, 2000. The form of the KBMF Agreement is attached to this Amendment No. 3 as Exhibit 4 and is incorporated by reference herein.

         The KBMF Agreement provides, among other things, that (1) until such time as a certain outstanding promissory note issued by the Company and payable to KBMF has been paid in full, KBMF will vote all of its shares of Common Stock in favor of the election of any designee of Multimedia Partners to the Company's board of directors and in the manner that Multimedia Partners specifies for certain other matters relating to sale of assets, merger, change in control, tag along or drag along rights transactions; (2) neither Multimedia Partners nor KBMF may sell their respective shares of Common Stock without providing each of the other parties with an opportunity to sell their shares of Common Stock on the same terms and conditions; and (3) each of the parties, if requested by a majority of the shares of Common Stock held by the parties, shall sell a specified percentage of such party's shares of Common Stock to a prospective buyer in connection with an arm's length sale to such prospective buyer by one or more of the other parties hereto.

         Other than as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among Sun Multimedia Partners, L.P., Sun Multimedia Advisors, Inc., Sun Venture Capital Partners I, L.P., Sun Venture Capital Advisors, Inc., Marc
                  J. Leder and Rodger R. Krouse

Exhibit 2 Agreement and Plan of Merger dated as of February 7, 2001 among Labtec Inc., Logitech International S.A., Logitech Inc. and Thunder Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by
                  Labtec on February 15, 2001)

Exhibit 3 Press Release dated February 7, 2001 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Labtec on February 15, 2001)

Exhibit 4 Stockholder Agreement, dated September 28, 2000, among Labtec Inc., Sun Multimedia Partners, L.P. and The KB Mezzanine
                  Fund II, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2001
                                    SUN MULTIMEDIA PARTNERS, L.P.
                                    By:  Sun Multimedia Advisors, Inc.
                                            its General Partner

                                    By: /s/ Rodger R. Krouse
                                        -------------------------------
                                          Name:  Rodger R. Krouse
                                          Title: President and Treasurer

                                    SUN MULTIMEDIA ADVISORS, INC.


                                    By: /s/ Rodger R. Krouse
                                       --------------------------------
                                          Name:  Rodger R. Krouse
                                          Title: President and Treasurer

                                    SUN VENTURE CAPITAL PARTNERS I, L.P.
                                    By:  Sun Venture Capital Advisors, Inc.
                                            its General Partner

                                    By: /s/ Marc J. Leder
                                       -----------------------------------------
                                          Name: Marc J. Leder
                                          Title: President

                                    SUN VENTURE CAPITAL ADVISORS, INC.


                                    By: /s/ Marc J. Leder
                                        ----------------------------------------
                                          Name:  Marc J. Leder
                                          Title: President

                                    /s/ Marc J. Leder
                                    -----------------------------------
                                     Marc J. Leder

                                    /s/ Rodger R. Krouse
                                    --------------------------------------------
                                    Rodger R. Krouse